April 27, 2006

GOLDBELT ANNOUNCES RESULTS FROM DIAMOND DRILLING

Goldbelt Resources Ltd. (TSXV: GLD) is pleased to announce results from diamond drill holes undertaken at the Inata prospect. The diamond drill holes were completed in October, 2005 and were conducted for geotechnical purposes. Two holes were drilled to test deep extensions of the Inata resources. Core sampling was delayed until completion of the geotechnical testwork. The sample results have demonstrated further extension of mineralization at Inata North and Inata Central, the significant results of which are shown below.

INATA NORTH
BEST MINERALIZED INTERSECTIONS > 0.5g/t Au
						Estimated
Hole Id.	Coordinates		Dip	Azimuth	Interval	True	Width	Grade
	East	North			(m)	Width*	(m)	(g/t)
INDD024	682690	1588420	-60	90	222 - 237	11.3	15	2.3
INDD032	682690	1588425	-50	270	41 - 56	6	15	1.5
					126 - 132	2.4	6	5.1
					164 - 190	10.4	26	2.7
INDD033	682680	1588365	-60	90	195 - 230	26.3	35	2.6

INATA CENTRAL
BEST MINERALIZED INTERSECTIONS > 0.5g/t Au
						Estimated
	Coordinates				Interval	True	Width	Grade
Hole Id.	East	North	Dip	Azimuth	(m)	Width*	(m)	(g/t)
INDD029	682855	1587115	-60	90	153 - 159	4.5	6	2.6
INDD030	682820	1587065	-60	90	183 - 193	7.5	10	2.2
INDD031	683010	1587115	-50	270	24 - 27	1.2	3	2.6
					80-89	3.6	9	1.7
					99 - 117	7.2	18	18

*Estimated true widths are between 75-80% of interval widths for holes drilled to the East and between 35-40% for holes drilled to the West.

Collin Ellison, President and CEO said We are very pleased with the results from the diamond drilling results undertaken at Inata. The results confirmed the depth extension of mineralization at Inata and have provided us with additional resource targets for our 2006 drill program .

Collin Ellison, President and CEO, is the qualified person and has reviewed the results, sampling procedures and data contained in this release. For additional information, please visit the Company s website www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or by email lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per: "Collin Ellison"

Collin Ellison, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.

Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.

The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings. Forward-looking statements are based on the beliefs, estimates and opinions of the Company s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.